April 18, 2005


By U.S. Mail and Facsimile [ (604) 683 - 1585 ]

Mr. Nick DeMare,
  President and Chief Executive Officer
BARADERO RESOURCES LIMITED
#1305 - 1090 West Georgia Street
Vancouver, British Columbia,  Canada V6E 3V7

	Re:	Baradero Resources Limited
Annual Report on Form 20-F (fiscal year ended May 31, 2004)
		File No. 0-30920

Dear Mr. DeMare:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us, beginning with the May 31, 2005 Annual Report on Form 20-F, to be filed. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



April 18, 2005

Nick DeMare
Baradero Resources Limited
Page 2


FORM 20-F (Fiscal Year Ended May 31, 2004)

Operating and Financial Review and Prospects
Results of Operations:  Year Ended May 31, 2004 Compared to...May
31,
2003, page 21

1. We note your disclosure that you no longer have any significant operations due to the sale in March 2004 of your working interest in the West Ranch Field, and also disclosure elsewhere that you effectively have no current operations at fiscal year ended May 31,
2004, due to the disposal of all of your interests in oil and gas properties and leases. Supplementally explain how the disposition of your interest in oil and gas leases, the abandonment of your subsidiary and your cessation of these activities complies with the guidance set forth in SFAS No. 144, for purposes of U.S. GAAP.

2. We further note that you recorded a gain of CDN$204,770 on the May
31, 2004 disposal of your wholly-owned subsidiary, California Exploration, Inc. ("CalEx"). For U.S. GAAP purposes, it is unclear how a gain was recorded for liabilities of CalEx. Supplementally and in detail explain how you disposed of the assets and liabilities of
CalEx. Quantify and describe the assets and liabilities at the disposal date. We note you disclose in MD&A that CalEx was abandoned, whereas Item 4 "Organizational Structure", indicates you wrote-off your investment in CalEx. Please clarify the manner of disposition.


Liquidity and Capital Resources, page 23

3. We note your disclosure that you held marketable securities at May
31, 2004. In future filings, expand Note 11(a)(i) of the U.S. GAAP reconciliation audited footnote, to disclose that "Other Assets" as shown on the balance sheet represents your marketable securities.


Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

April 18, 2005

Nick DeMare
Baradero Resources Limited
Page 3


* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 942-1912, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1995 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

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